

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

<u>Via E-mail</u>
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
c/o Deutsche Bank Trust Company Americas
1761 East St. Andrew Place
Santa Ana, CA 92705

> **Re:** **COMM 2014-CCRE14 Mortgage Trust**
> **COMM 2014-CCRE20 Mortgage Trust**
> **COMM 2015-CCRE22 Mortgage Trust**
> **COMM 2015-CCRE23 Mortgage Trust**
> **COMM 2015-CCRE25 Mortgage Trust**
> **COMM 2015-LC19 Mortgage Trust**
> **COMM 2015-LC21 Mortgage Trust**
> **Forms 10-K and Forms 10-K/A for Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018, March 19, 2018, March 20, 2018, June 8, 2018 and June 22, 2018**
> **File Nos. 333-184376-11, 333-193376-12, 333-193376-17, 333-193376-18, 333-193376-22, 333-193376-15 and 333-193376-19**

Dear Ms. Kaplan:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            /s/ Katherine Hsu

                                            Katherine Hsu
                                            Office Chief
                                            Office of Structured Finance

cc: Anna Glick, Cadwalader, Wickersham & Taft LLP